Mail Stop 3561

July 5, 2006

Mr. David Ficksman
Troy & Gould
1801 Century Park East, 16th Floor
Los Angeles, California 90067

> **RE:** **Sorl Auto Parts, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 27, 2006**
> **Form 10-Q for Quarterly Period Ended March 31, 2006**
> **File No. 001-10892**

Dear Mr. Ficksman:

      We have reviewed the responses in your letter dated June 16, 2006 and have the following additional comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of the letter.

Form 10-K Amendment 1 for Fiscal Year Ended December 31, 2005

Item 8. Financial Statements and Supplementary Data, page 37

Consolidated Statements of Cash Flows, page 42

1. We considered your response to comment 3 from our letter dated April 25, 2006. Please tell us why you deem it appropriate to present changes in note receivable

balances as investing cash inflows and outflows with reference to authoritative literature.   In this regard, it appears that your note receivable balances represent receivables from the sale of goods. Per paragraph 22 of SFAS 95 cash receipts from sales of goods or services, including receipts from collection or sale of accounts and both short- and long-term notes receivable from customers arising from those sales represent operating cash inflows. We noted that you have this same presentation in your Forms 10-Q for the quarterly periods ended March 31, 2006 and March 31, 2005; however, you presented changes in note receivable balances as operating cash activity in your amended Forms 10-Q for the quarterly periods ended June 30, 2005 and September 30, 2005. Please revise your Fiscal 2005 Form 10-K and Form 10-Q for the quarterly period ended March 31, 2006 or advise us why you do not feel revision is necessary.

Notes to Consolidated Financial Statements, page 43

Note 18. Stock Compensation plans, page 54

2. We considered your response to comment 17 from our letter dated April 25, 2006. Your amended Form 10-K for the fiscal year ended December 31, 2005 did not include all disclosures as required by SFAS 123, as amended, and your Form 10-Q for the first quarter ended March 31, 2006 did not include all disclosures as required by SFAS 123R. Please revise both your Form 10-K for the fiscal year ended December 31, 2005 and your Form 10-Q for the quarterly period ended March 31, 2006 to include all required disclosures including the impact of adopting SFAS 123R. Refer to SAB Topic 11M. You should provide all annual disclosures as required by SFAS 123R in your Form 10-Q for the first quarter ended March 31, 2006 as this is your initial period of adoption. Refer to SAB Topic 14.H.1.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may with to provide us with marked copies of the amendment to expedite out review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments. Please file your response letter on EDGAR as a correspondence file.

If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, your questions may be directed to me at (202) 551-3843.

Sincerely,

George F. Ohsiek, Jr.
Branch Chief